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mcoffin@seyfarth.com

March 4, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:	BPZ Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Response letter dated January 19, 2010
File No. 1-12697

Dear Mr. Schwall:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated February 19, 2010 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the February 19, 2010 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

As discussed with Mr. James Murphy by telephone on March 2, 2010, these responses are partial responses in that they relate to the Commission’s questions concerning 2008.  The responses to the Commission’s questions concerning 2009 will follow shortly after the conclusion of discussions with the Company’s reserve engineers, Netherland Sewell & Associates, Inc. (“NSAI”).

ATLANTA  BOSTON  CHICAGO  HOUSTON  LOS ANGELES  NEW YORK  SACRAMENTO  SAN FRANCISCO  WASHINGTON, D.C.  BRUSSELS

Engineering Comments

Reserve Report

1.     In your response to prior comment four, you indicate that your 2009 drilling campaign factored in contingencies for maintenance work, construction, installation, and unexpected delays.  However, we are unable to ascertain how these items were factored into your December 2008 reserve report.  Please clarify how these items were considered and how they impacted your judgment as to reasonable certainty at December 31, 2008.

Short Answer:

Based on the Company’s historical drilling results, with the assumption that certain events would not recur because the Company adjusted its methods to prevent such recurrence, the Company projected 60 days of drilling and completion time per well, which estimate included its reasonably expected drilling contingencies.  In addition, to accommodate unplanned maintenance or repair work, construction, installation, unexpected Drill Stem Testing (“DST”) time, or other unexpected delays, and provide further cushion in its projections, the Company planned only four wells for 2009, which provided an additional time cushion of four months for the 2009 work program.  Having thus provided for the noted contingencies, the Company believed it had reasonable certainty for the success of its 2009 program as of December 2008.

Detailed Answer:

As the Company stressed in its 10-K under the supplemental oil and gas disclosures as well as in its risk factors, there are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value, including factors that are beyond the Company’s control. Additionally, the Company would also like to point out that because it is operating under an extended well testing program, it is still in the early phase of understanding the field’s properties and how it will perform and respond when the Company determines and implements certain measures.

The December 2008 reserves report was prepared by NSAI, the Company’s appointed independent petroleum engineers, based on information provided by the Company to NSAI, which included historical drilling and well performance results, as well as its proposed Field Development Plan.  The main three factors controlling the production forecast provided to NSAI to be used in preparing the December 2008 reserves report were: 1) the expected time required to drill and complete a well, 2) the expected schedule for activities such as drilling, construction, maintenance, or others, and 3) the expected future individual well performance.  In addition to these factors, there were other factors including unexpected delays and unforeseeable events.  By their nature, these types of factors are difficult to predict; however, time and cost contingencies can be made to reasonably account for such uncontrollable factors, in a manner that is consistent with industry practices on such matters.

The approximate historical drilling and completion times that had been achieved by December 31, 2008, are indicated in the table below.

Historical drilling and completion times

Well	Drilling and completion time (days)(6)
CX11-21XD	70 (1)
CX11-14D	70 (2)
CX11-18XD	65 (3)
CX11-20XD	130 (4)
CX11-15D	40 (5)

Notes:

(1) This exploration well was drilled to the Lower Zorritos formation; all subsequent wells remained confined to the Upper Zorritos formation, as will future wells.

(2) This well includes a side-track; the reason for the side track was understood and remedial action taken so that such an incident would no longer happen.

(3) This well includes a side-track; the reason for the side track was understood and remedial action taken so that such an incident would no longer happen.

(4) This was a highly deviated well; due to the observed drilling and cementing difficulties at such high well deviations, it was decided to no longer drill such deviated wells.

(5) Well CX11-15D was drilled, logged, and cased before December 31, 2008; the well was drilled according to plan, with no significant incidents.

(6) The drilling and completion times exclude the testing times; these wells have been subjected to extended DST-type testing, which established the initial oil and gas reserves for the Company.

On the basis of the results presented in the above table and of the lessons learned during the drilling of these initial five wells, the Company estimated the upcoming drilling and completion time for future wells to be 60 days, including certain drilling contingencies.  The estimated time of 60 days for drilling and completion was the time achieved in four of the five above wells.  The Company had already drilled five wells of an exploration and appraisal nature and determined that it could drill development wells that should no longer require DST testing.  As of December 31, 2008, and with the information available at that date, the Company believed it was reasonably certain that a time of 60 days for drilling and completion was achievable, based on its historical results.

Further, subsequently achieved drilling and completion times have confirmed that the estimated time of 60 days was a reasonable estimate, as presented in the table below.

Drilling and completion times post December 31, 2008

Well	Drilling and completion time (days)
CX11-15D-ST3	40 (1)
CX11-19D	63 (2)
CX11-17D	58 (3)

Notes:

(1) This includes the time required to do three side-tracks and run a dual completion in the well; the upper section of the well was not re-drilled, it used the wellbore of the original CX11-15D well.

(2) This includes the time required to remedy an issue with the 20” surface conductor.

(3) This includes the time required to remedy an issue with the 9 5/8” casing.

As documented in the above table, the actual drilling and completion time of 60 days was, in all practical aspects, achieved with the three wells drilled after December 31, 2008.  This time is inclusive of the contingencies that were actually experienced during the drilling of the referenced wells.  Thus the original estimate of 60 days used in the preparation of the 2008 reserves report from the historical results in the first five wells was confirmed in the subsequent three wells, validating its reasonableness.

Further, the production forecast used in the December 31, 2008 reserves report was established with a conservative drilling schedule to provide for unexpected delays.  The CX11-15D well was actually drilled, logged, and cased prior to the end of the month of December 2008.  On the basis of 60 days drilling and completion time, the Company could have reasonably considered drilling up to six wells during the year 2009, while providing for certain drilling contingencies in these 60 days per well.  Nevertheless, recognizing the early stage of field development and the possibility of unforeseen events that could result from the ongoing extended well testing program, the Company only programmed the drilling and completion of four wells during year 2009, namely the CX11-19D, CX11-17D, CX11-22D, and CX11-23D wells.  By scheduling only four wells in its 2009 drilling campaign, the Company gave itself four additional months to provide for unforeseen events (such as, for example, the need for some unexpected DST testing, or a workover to fix a problem in a well) and maintenance, construction, and installation work, in addition to the contingency time already provided for in the estimated 60 days of drilling and completion time per well.  With such a large amount of contingency time (in excess of 40% of total time when also considering the built-in contingency within the estimate of 60 days per well) included in the December 31, 2008 reserves report, the Company believed it was reasonably certain to achieve the 2009 production forecast.  This large amount of contingency time served to recognize that the field was in its early stage of evaluation and that both unforeseeable geologic and dynamic reservoir events could take place.

With respect to maintenance, construction, and installation work to be conducted in 2009 at the CX-11 platform, the Company’s assessment was that there would be no production shut-in due to such activities, which in fact proved to be the case.  This is because the Company’s extended well test system offers redundancy that allows it to do maintenance work on one system by re-directing the entire production though the parallel system.  As an example, in 2009, the Company conducted a four day full maintenance exercise on its FPSO; during that time, all production was processed using the testing facilities in place at the platform, and no field production shut-in took place.  Another example is repair work done on one of the submarine lines connecting the platform to the FPSO; since the Company has two parallel submarine lines, maintenance work was completed on one line without having to shut down the entire field by redirecting the entire production through the other line.  During such times, there is an impact on the performance of the wells since they are commingled into a single system, but this is not material enough to be modeled into the forecast.

2.             Additionally, we note Manolo Zuniga’s, President and CEO of BPZ Resources, quote in your 8-K report dated January 27, 2010 “As is the case of any new field, there will be occasions when wells will need to be shut-in or drilling stopped, in order to maintain and comply with environmental and safety standards applicable to our offshore operations.”  The recent 8-K reports go on to state that in 2010 there will be extensive shut-in times in 2010 for the installation of the required gas and water injection facilities on both platforms.  Please tell us how these delays, and the fact that you may not be granted approval for your Extended Well Testing programs, will be considered in your 2009 reserve report including how they will affect your production forecasts for 2010.  Your response should include a discussion of, the total shut-in time you anticipate in 2010 due to these events and how these events will impact the overall time it will take to produce your total proved reserves.

Answer:

With respect to the modeling for the Company’s 2009 reserve report, the Company’s model is being prepared to provide for possible shut-in time and delays due to extended well testing permitting issues.  The Company is in the process of working with NSAI on the modeling for its 2009 reserve report and will supplement its response with the specific details on how these items are being considered in its 2009 reserves report and how they will affect its production forecasts for 2010 once the report has been finalized.

3.             We have reviewed your response to prior comment six of our letter.  The production rate forecast and decline which takes place in five years does not appear to have any of the known delays and shut-in times you have discussed in your recent 8-K reports.  In this regard, please tell us how you considered such delays in your conclusion that it is reasonably certain that you will be able to produce all of your reserves in just five years in light of the fact that 75% of these reserves are undeveloped and that in 2008 your had numerous drilling problems that caused production to not be realized as previous forecasted.  As part of your response, please tell us how you plan to adjust your overall depletion of these reserves in your 2009 reserve report due to these and similar future events.

Short Answer:

As explained above and covered in more detail below, the Company believes its time estimates for contingencies are based on reasonably expected results, adjustments it has made to its drilling technique, specific knowledge of the geology gained from its initial drilling in Corvina and now Albacora, and the results it has achieved in its recent wells, which validate its current expectations all in light of what it has learned in its drilling activities to date.

Given the Company’s reasonably expected rate of completion of wells, production rates per well completed to date and the total oil in place estimated for Corvina, with substantial proved undeveloped locations associated with its proved developed locations, the Company believes its estimates for production of proved reserves in Corvina are reasonable.

The Company does not believe the events it encountered in 2009 which caused drilling and production delays were typical, and these events could not reasonably have been forecast.  These anomalous events are explained in some detail below, and given the Company’s ability to adjust to and avoid any such specific events in the future, the Company believes it would be unreasonable to use its anomalous 2009 delays to project future performance.  Further, as development progresses, the average drilling and completion times should reflect the number of days projected and should not have an adverse effect on the projected production profile.

Detailed Answer:

The known delays and shut-in times discussed in the Company’s recent 8-K reports as they pertain to the Corvina field are:

•      Possible shut-in of the initial five wells in Corvina due to the possible lack of approval for an Extended Well Test permit allowing specific wells on production under a new regulation.

•      Possible shut-in due to a lack of a required environmental permit to operate gas and water processing and injection facilities at the CX-11 platform.

•      Availability of processing facilities at the CX-11 platform.

Below is a discussion of the above three items reviewed in light of the December 2008 reserves report and its corresponding production forecast:

•      The regulation stipulating that (i) a new well can be tested for a duration of up to six months and (ii) wells already under testing at the time the regulation was made effective require a special permit from the Ministry of Energy and Mines to continue their testing program, was made effective in December of 2009.  At the time of the preparation of the production forecast used in the 2008 report, this specific regulation did not exist.  The Company bases its field development plans on existing regulations and will take the same approach with respect to its 2009 reserves report.  The new extended well testing regulation will, however, be incorporated into the production forecast of the Company’s 2009 reserves report.

•      The permitting issue that was faced as of December 2008 and that had to be accounted for in the preparation of the production forecast for the 2008 reserves report was the granting of the environmental permit required to install and operate production and injection facilities at the Corvina CX-11 platform.  Based on the Company’s experience as well as indicative times in the Peruvian hydrocarbon regulations, such a permit can be expected to take between nine to fourteen months from the time it is requested to the time approval is granted.  As of December 31, 2008, and for the preparation of the production forecast to be used in the 2008 reserves report, a possible impact on the production forecast due to a delay in the approval of the needed environmental permit had been taken into account by the early filing (seventeen months prior to the estimated date) with the Ministry of Energy and Mines so that the Company was reasonably certain as of December 2008 that the permit would be granted to it prior to the estimated date at which it would be needed.  This permit was granted recently, confirming the original assumption on the approximate length for approval was reasonable.

•      With respect to the availability of processing facilities to be installed at the CX-11 platform at the estimated time they would be needed, the Company has experienced technical personnel on its staff that have executed similar projects.  As of December 2008, the execution time for this project, which remains confined to a single platform, was evaluated to be approximately six months from its inception to its completion, including normal contingencies for such a project.  The Company was reasonably certain at that time that approximately seventeen months was sufficient to execute a six month project.  The Company’s strategy over the first part of 2009 was to carry out its extended well testing program so that the processing facilities to be designed, procured, and installed, would be better defined for efficient installation.

•      On the specific topic of possible shut-in times in the case of the CX-11 platform, the Company did not expect as of December 2008 to incur production shut-in times due to construction activities, because it planned to continue using its stand alone extended well test system that relies on an FPSO vessel that receives and processes the produced fluids at a distance from the platform.  The possible impact that had been identified was that construction activities could have an impact on the Company’s overall work program, such as a possible interruption of drilling activities, since the drilling tender barge would be needed to offload the processing equipment on the platform.  An interruption of the drilling program would not result in a production shut-in but in a delay in the schedule of new wells coming on line as assumed in the production forecast.  To avoid such a delay in drilling, the Company planned the acquisition of an offshore construction barge so that drilling and construction activities can be carried out concurrently.  Since then, the Company has acquired such a work barge, and it is expected to start operating in April 2010.  (The

Company notes that before the implementation of this solution, a relatively short interruption of drilling activities occurred at the Albacora platform, where the Company had to suspend the drilling of the A-15D well for approximately three weeks in order to use the drilling tender barge to offload processing equipment onto the platform).

In summary, the Company believes the possible known delays and shut-in times that it has discussed in its recent 8-K reports were accounted for in the five year production forecast of the December 2008 reserves report in the following manner:

•      Specific extended well test regulation did not exist as of December 2008; and thus was not, nor could have been, considered in the preparation of the corresponding production forecast.

•      Reasonable certainty as to whether the approval of the environmental permit necessary to operate the gas and water processing and injection facilities at the CX-11 platform would be granted prior to the estimated date at which it would be needed was provided for by applying for such permit seventeen months ahead of this stated date, a duration well in excess of average times required to obtain such approvals.  The recent approval of this permit confirms that the assumption made as of December 2008 was reasonable.

•      Reasonable certainty as to whether processing facilities would be in place by at the estimated date they would be needed was provided through feasibility studies that took into account the scope of the work to be done, the market availability of the required equipment, and the expertise of the personnel assigned to this project, as they had executed similar projects previously.

In addition, as of December 2008, the two main perceived uncertainties with potentially the most significant impact on the production forecast associated with the December 2008 reserves report was the drilling of the planned wells and the unexpected geological and reservoir events that could occur.  These two uncertainties were accounted for in the production forecast in the following manner:

•      Drilling and completion times for each well of 60 days, including certain drilling contingencies.  Thus, during 2009, the Company expected to drill four wells, for an expected total drilling time of eight months, or 90 days per well over the course of the year.  The Company thus provided for four months of open contingency time for unexpected delays and other unforeseeable events (such as a need for unexpected DST testing or carrying out a workover) that it believed would most likely be related to geological and reservoir issues that might be encountered due to the early phase of field development.

•      Specifically for well CX11-15D that was drilled, logged, cased and cemented prior to the end of 2008, the Company allocated the entire month of January 2009 for completion activities, much in excess of the five days that are typically needed to complete a well.  In the production forecast, the Company incorporated an approximate delay of one month to start accounting for the production of this well, as compared to the operations it reasonably expected to achieve.

•      Specifically for well CX11-19D, the Company allocated three months of drilling and completion time, thus also incorporating in the production forecast a delay of one month to start accounting for the production of this well, as compared to the operations it reasonably expected to achieve.

•      Specifically for well CX11-17D, the Company allocated four months of drilling and completion time, thus also incorporating in the production forecast a delay of two months to start accounting for the production of this well, as compared to the operations it expected to achieve.

•      The four months of open contingency time were specifically provided for to face unexpected events and allow time to take remedial actions. At the time the production forecast was prepared, this amount of time was viewed as more than reasonable (one third of all operating time being allocated to open contingency) and allowed the Company to be reasonably certain that its work program for 2009 was achievable.

At the end of 2008, the Company effectively finished drilling the CX11-18XD well, with no notable problems encountered.  The subsequent CX11-20XD well had been planned to be very long and highly deviated, reaching almost 80 degrees.  Due to the well design, the Company encountered drilling difficulties, leading to a total of four side tracks and total drilling and completion time of approximately 140 days.  Subsequently, and with the lessons learned from the CX11-20XD well, the Company adjusted its well design and drilling procedures and drilled and cased the CX11-15D well in 40 days.

In 2009, as discussed in the Company’s previous answer, it encountered a number of unexpected events, the majority of which were not drilling related, that caused production to be lower than previously forecasted.  These events, in chronological sequence were the following:

•      Unexpected water test in the CX11-15D well, which has yet to be explained against the petrophysical model of the Corvina wells; this led to an unplanned plug back and retest operation.

•      Geological unexpected event in the CX11-15D well showing much degraded sand quality in previously known good quality zones; the degraded quality of these sands, not discernable from the mud log, led to an unplanned sequence of three tests aimed at understanding the localized geology and complete the evaluation of the well.

•      Requirement to side-track the CX11-15D well to a more prospective location; following the thorough evaluation of the well with testing and due to the limited number of available slots at the platform, the decision was made to re-enter the wellbore and side track the well.

•      Unexpected gas channeling issues in the CX11-15D sidetrack well; while this side track was a geological success that led the Company to dual-complete it directly as a development well, a deficiency in the primary cement job led to the need to remove the dual completion, carry out four tests, rerun a simpler completion, observe gas channeling again and remove and rerun the completion a second time.

•      Unexpected gas channeling issues developed in the CX11-20XD well; the search for the location where the gas channeling took place required three tests, a remedial cement repair job, and the running of a new completion line.

•      Unexpected difficulties in the execution of a rigless water shut off workover in well CX11-21XD; the break of a cable inside the tubing and failed attempts to fish that cable led to the necessity of carrying out an unplanned and lengthy workover with the rig.

The necessity to side track the CX11-15D well and carry out two unplanned workovers on wells CX11-20XD and CX11-21XD led to a delay in the Company’s drilling operations that more than consumed the contingency time it had reserved for 2009.  As an example, the CX11-19D well should have started production during the month of May but effectively came on line in December 2009, an approximate delay of six months.  Specifically regarding the production forecast for year 2009, and as of December 2008, the expected outcome was to surpass the forecast.  This would have occurred if the Company had been successful in drilling its four planned wells in the estimated 60 days each.  To be conservative, certain delays in bringing production online were built in the forecast.  If only these built-in delays had occurred, the production forecast would have been met.  The anomalous events outlined above that occurred during 2009 could not have been reasonably predicted and taken into account.

The historical information available as of December 31, 2008 could not have led the Company to foresee the above events, from a geological standpoint or an operational standpoint.  The locations of the wells to be drilled are selected based on the Company’s understanding of the geology of the field with the information available at that time.  Such an approach is inherently uncertain, as explained previously, and the Company does allocate a sizable amount of contingency time to tackle unexpected delays and unforeseeable events.  The Company’s planned effective contingency time during 2009 was in excess of 40% of total time expected.  Geological uncertainties, as well as mechanical uncertainties (such as difficulties that can be encountered during a workover), must be accounted for but in a reasonable manner.  The Company believes it properly accounted for mechanical uncertainties according to common practices in the industry.  The Company spent most of 2009 dealing with anomalous events that resulted in unexpected delays, and it was only towards the end of the year that its operations re-aligned with its expectations, starting with the drilling and completion of well CX11-19D, which is, to date, producing and performing according to the Company’s expectations.  The CX11-17D well is also showing that the Company’s Corvina geologic model is adequate and that the estimated well productivities were also correct.  The approximate delay of six months the Company did incur in 2009 against its forecast has been evaluated as having essentially no impact on its reserves since the production not realized in 2009 is simply delayed by approximately six months, and does not have a significant impact on the present value computed for the project, particularly in light of the increase in proved reserves it is expecting based upon the results of wells CX11-15D and CX11-19D.

The production forecast used in the December 2008 reserves report did account for reasonable possible operational, permitting, and execution delays.  The fact that this production forecast resulted in 75% of the proved reserves coming from proved undeveloped locations is a reflection of the process used to define the number of proved undeveloped wells to be included in the forecast.  Since the field is at an early stage of development and is credited with a sizable pool of proved oil in place, it offers many offset drilling locations to proved undeveloped locations; accordingly, three proved undeveloped locations are being assigned to each proved developed location.  Since each proved developed producing well is associated with three proved undeveloped wells (i.e. 25% of the wells in the forecast are in the proved developed producing category and 75% of the wells in the forecast are in the proved undeveloped category), the reserves associated with this forecast will consequently fall approximately 25% in the proved developed category and 75% in the proved undeveloped category.

With respect to the estimate of five years to produce these reserves, this time period was determined as a result of two factors:

•                  The first factor is the time it takes to drill the wells that are in the planned sequence.  With respect to the 2008 reserves report, this drilling sequence considered only ten wells, one of which had already been drilled and cased prior to the end of 2008.  As previously discussed, adequate contingencies had been built in to this sequence, in order to allow the Company to be reasonably certain that the drilling sequence was achievable.  Recent well results confirm that this was a reasonable assumption.  To drill a total of ten wells, counting two months per well, a total drilling and completion time of twenty months would be expected, including reasonably expected drilling contingencies.  The Company previously stated reasonable contingencies of a total average of four wells per year.  Accordingly the proposed drilling campaign could reasonably be expected to be completed in about two and a half years.  Accordingly, the Company had reasonable certainty that such a drilling campaign could be achieved in less than five years.

•                  The second factor is the typical individual well profile that has been created to represent the Company’s current understanding of well performance in a field at an early stage of development.  The Corvina wells exhibit initial high oil rates followed by two distinct periods: the first period shows a higher decline rate as compared to the second period that has a lower decline rate, with stabilized production levels.  As validated so far with the available production history and various analysis techniques, the wells will produce most of their reserves during the first three years of their productive life, as illustrated in the table below.  The Company recognizes the inherent uncertainties in such an average typical production profile for a typical producing well, such as reservoir drive mechanism, requirement for artificial lift, etc.  To account for such uncertainties, the Company has developed three production profiles for the typical well that capture to the best of its abilities these uncertainties.  The Company uses a “most conservative” profile for which it has reasonable certainty it will meet or surpass this profile; a “most likely” profile that is the basis for its development work; and an “upside” profile that essentially captures the expected benefits of a favorable reservoir drive mechanism.  These three production profiles correspond to 1.3 mmbo, 2.1 mmbo, and 2.2 mmbo of cumulative oil production per typical well, respectively.  For the Company’s reserves report, it only uses the most conservative profile, which leads to a cumulative oil production of 1.3 mmbo per well.  With these three production profiles, the Company believes it has adequately captured the range of possible outcomes and uncertainties in the projection of production performance of a typical individual well.

Timing of reserves produced by a typical well

Production year	Percent of well reserves being produced
1	55
2	81
3	93
4	98
5	100

In summary, the fact that 75% of the reserves are proved undeveloped is a direct consequence of the three proved undeveloped locations allocated to each proved developed producing location.  The fact that these reserves are produced in five years is a direct consequence of both the continued drilling campaign and the conservative individual well production profile that leads to the early production of the reserves in the first three years of the productive life of the well.

The Company plans to adjust its overall depletion of its reserves for its December 2009 reserves report and to account for known possible delays and shut-in times such as those discussed in its recent 8-K reports.  The Company is in the process of working with NSAI on the modeling for its 2009 reserves report and will supplement its response with the specific details on how these items are being considered in its 2009 reserves report once it has been finalized.

4.                                      We have reviewed your response to prior comment seven of our letter, and it remains unclear to us how you considered the facts in the prior comments such as the possibility of not meeting Netherland Sewell’s forecasted production rates for proved producing and proved undeveloped reserves and the distinct possibility of not being able to produce your entire proved reserves in just five years when you prepared the Standardized Measure.  Please explain to us in further detail how you concluded Netherland Sewell’s forecast was reasonably certain to be achieved at December 31, 2008, especially in light of the known future delays due to environmental and safety issued that needed to be resolved and that your EWT programs still have not been approved.  In addition, tell us how the Standardized Measure will adjusted for these and similar future events at December 31, 2009.

Short Answer:

As of December 31, 2008, the Company had planned for the time required for permitting and compliance with known environmental and safety issues.  As of December 31, 2008, the Company expected to be able to obtain the necessary permits and to be in compliance within the originally projected time frames.

The Company will include adjustments in its model for the calculation of the Standardized Measure at December 31, 2009 that it believes reflect its experience to date as well as reasonable expectations for required approvals under its extended well testing programs.

Detailed Answer:

The Standardized Measure is derived from the reserves report, which includes various inputs: (i) the production forecast, (ii) the capital expenses forecast, and (iii) the operating expenses forecast.

The production forecast has been discussed in detail in the Company’s previous answers.  The Company thoroughly considered every aspect of the construction of the 2009 production forecast with the information available to it at that time and for its 2010 and forward production forecast, included what it had learned during 2009.  With respect to the December 2008 reserves report and its corresponding production forecast as explained in more detail below, the Company had done the following, based upon which it had reasonable certainty of achieving its forecast:

•                  Established a conservative individual well production forecast for which the Company had reasonable certainty, with the information available at the time, that the forecast would be met or surpassed;

•                  Established a drilling schedule that incorporated adequate drilling contingencies based on the Company’s historical drilling results, up to that time, and accordingly, the Company was reasonably certain its drilling schedule would be met;

•                  Incorporated in its schedule of activities for field development a sizable contingency time for unexpected delays or unforeseeable events.  The Company believes it used contingency times that gave it the reasonable certainty that its activity program was reasonably achievable.

The forecast for capital and operating expenses has been done in conjunction with the activities linked to the production forecast.  The costs, either capital or operating, were derived from the Company’s historically incurred costs and any other known information that indicates such costs may change in the future.  As a conservative measure, the Company adds a 10% to 30% cost contingency to estimated costs, depending on the items under consideration.  The Company notes that the vast majority of its costs are regulated by contracts with service companies, and such costs are quite predictable.  The Company also notes that during the contingency times embedded in its activity program, it still accounts for the costs of maintaining the pertinent aspects of its operations such as stand-by rates for the drilling rig, vessels under time charters, personnel, etc.

The Company believes that its Standardized Measure value for its December 2008 reserves report appropriately captured and conservatively reflected the reasonable uncertainties it was facing as of

December 31, 2008.  At that time, the new extended well testing regulations did not exist (they were enacted in December 2009) and all pertinent environmental and safety issues had been accounted for.  Even considering the anomalous events that caused delays in 2009, given the Company’s adjustment to those events, the Company believes the Standardized Measure for its December 2008 reserves report can be relied upon with reasonable certainty given the contingencies it provided for as explained above and set forth again below.

With respect to the possibility of not meeting NSAI’s forecasted production rates for proved producing and proved undeveloped reserves, the Company’s assessment is that this possibility existed but was highly unlikely to occur for the various reasons explained in its previous replies and this response.   The Company plans by incorporating in its business plan reasonable contingencies pertinent to its business plan.  The fact that the Company did not realize its production forecast for year 2009 was due to several concurrent unforeseeable and anomalous events that resulted in greater delays than the Company had incorporated into its plan, despite the fact that the contingencies it did incorporate into its plan were even greater than it believes is customary in its industry.  The results of 2009 were based on a series of unrelated anomalous events unlikely to re-occur.  Further, in the latter part of 2009, the Company took successful remedial actions that resulted in drilling wells according to its expectations, in terms of time, costs, and quality.  In Corvina, the results from the recent back-to-back drilling of wells CX11-19D and CX11-17D have been exemplary.  The Company views this as a confirmation that its original assumptions in the preparation of its production forecast in December 2008 were justified as reasonably certain.

Regarding the distinct possibility of not being able to produce the Company’s entire proved reserves in five years, this is indeed a possibility, but not a reasonably certain one.  It would, however, require the simultaneous occurrence of several events in order for this possibility to materialize.  As of December of 2008, the Company had not identified any foreseeable scenario that could lead to such a situation.  Over a time period of five years, the Company’s effective drilling sequence was planned to be less than two years, and as discussed previously, the Company’s wells are expected to produce 93% of their reserves over their first three years of production.  Even with material delays in the drilling of the wells, the Company believed the wells could be drilled and completed in less than two years.  The Company factored in a large contingency time to complete the proposed drilling campaign, as well as sufficient time for the wells to produce almost all their reserves prior to the completion of the five year estimate.  With the drilling of well CX11-19D and subsequent drilling of well CX11-17D, and the production performance observed from these two wells thus far, the Company continues to view the possibility of not producing the reserves stated in its December 2008 report over the estimated period of five years as unlikely.

As of December 31, 2009, the Standardized Measure will be adjusted to account for environmental and safety issues as well as for the pending approval of the Company’s extended well testing programs.  The Company is in the process of working with NSAI on the modeling for its 2009 reserve report and will supplement its response with the specific details on how the Standardized Measure will be adjusted for these and similar future events once its 2009 reserves report has been finalized.

Closing

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Pablo Zúñiga Pflücker
Mr. Edward G. Caminos
Mr. Heath Cleaver
BPZ Resources, Inc.